Mail Stop 3561

August 2, 2006

J. Craig Johnson
Chief Financial Officer
4909 East McDowell Road, Suite 104
Phoenix, AZ 85008-4293

> **Re: Global Entertainment Corporation**
> **Form 10-KSB**
> **Filed August 29, 2005**
> **File No. 000-50643**

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-KSB for the year ended May 31, 2005

Acquisition of Subsidiaries
Note 2. Property and Equipment

1. We note from the disclosures provided in Note 2 that no material separately

identifiable intangible assets were recognized in connection with the acquisition of Cragar. Please tell us and explain in your financial statements in future filings, the factors that contributed to a purchase price resulting in the recognition of goodwill. Also, please explain in further detail why none of the purchase price for this acquisition was allocated to identifiable intangibles such as licensing rights or agreements, customer lists or relationships, etc. Refer to the guidance outlined in paragraphs 35 through 46 of SFAS No.141 and paragraph A14 of SFAS No.141. We may have further comment upon receipt of your response.

Quarterly Report on Form 10-QSB for the quarter ended February 28, 2006
Note 6. Joint Venture

2. Please tell us and disclose in the notes to your financial statements your planned accounting treatment for your investment in the Prescott Valley Signature Entertainment, LLC. As part of your response and your revised disclosure, please indicate whether you plan to consolidate or use equity accounting for your investment and explain why you believe the treatment used is appropriate. We may have further comment upon review of your response.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief